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Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689
TELEPHONE: (714) 427-7000
FACSIMILE: (714) 427-7799

    James J. Scheinkman
        714.427.7037
jscheinkman@swlaw.com

September 19, 2006

Via Federal Express
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010
Attn.: Pamela A. Long, Assistant Director

RE:
Willdan Group, Inc.
Registration Statement on Form S-1
Filed August 9, 2006
File No. 333-136444

Dear Ms. Long:

        On behalf of our client, Willdan Group, Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated September 6, 2006 to Win Westfall, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 (the "Registration Statement") which was filed with the Commission on August 9, 2006. We are enclosing Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed as of September 19, 2006 (the "Amended Registration Statement") marked to show changes from the Registration Statement. For your convenience, the Commission's comments have been repeated herein in bold, with the Company's response immediately following each of the Commission's comments.

General

1.
We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure and planned dividend to likely shareholders, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

        The Company has included the requested non-430A information in the Amended Registration Statement.

2.
Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

        The Company notes the Commission's comment and advises that, other than the Company's logo on the front and back covers of the prospectus, it will not be including any graphics or photos in its prospectus.

Cover Page

3.
Please disclose that you will use a portion of the proceeds of the offering to fund your final S Corporation distribution and that some distribution recipients are officers and directors.

        The Company notes the Commission's comment and has revised the cover page of the prospectus to include the requested disclosure.

Table of Contents, page i

4.
We note your disclosure that investors "should rely only on the information contained in this prospectus." Please note that if you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider removing this language since the company would be liable for, and investors would be entitled to rely upon, that information as well.

        The Company notes the Commission's comment and has removed the sentence "You should rely only on the information contained in this prospectus."

Prospectus Summary, page 1

5.
Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and business strategy, please balance it by briefly discussing the risks of implementing the strategy.

        The Company notes the Commission's comment and has revised the Prospectus Summary to include a brief discussion of certain risk factors applicable to its business strategy and strengths.

6.
Please identify the officers, directors, and other insiders who will receive the special dividend and quantify the amount.

        The Company notes the Commission's comment and has revised the discussion of the use of proceeds in the Prospectus Summary to quantify the aggregate amount of the estimated final S Corporation distribution and the total amount to be received by the Company's directors, officers and significant employees. The Company has also added a cross reference in the Prospectus Summary to "Use of Proceeds," where the Company has included a table identifying those officers, directors and significant employees of the Company who will receive the special distribution, together with the estimated amount of such distribution to each such individual.

7.
Please disclose that you are issuing warrants to Wedbush Morgan Securities in conjunction with this offering.

        The Company notes the Commission's comment and has included the requested disclosure in "Prospectus Summary—The Offering."

Summary Consolidated Financial and Other Data, page 5

8.
We note your statement in footnote 3 that investors should not consider Adjusted EBITDA "as a substitute for, or superior to, other measures of financial performance prepared in accordance with" GAAP, but that your management believes it is an important measure "because it allows management to focus on what it deems more reliable indicators of ongoing operating performance." Please revise your discussion to clarify whether management considers Adjusted EBITDA a more reliable measure than operating income or, alternatively, what "more reliable indicators of ongoing operating performance" are considered by management as a result of its use of Adjusted EBITDA. Additionally, please augment your disclosure to reconcile your statement that Adjusted EBITDA is "a supplemental measure" and should not be considered as a substitute for GAAP operating income with your subsequent assertion that there are more reliable indicators of ongoing operating performance. In making these revisions, please discuss with specificity the manner in which you use Adjusted EBITDA to conduct or evaluate your business. Make these revisions throughout your document.

        The Company notes the Commission's comment and has revised its discussion in footnote 3 to the "Summary Consolidated Financial and Other Data" accordingly. The Company also has made conforming changes throughout the Amended Registration Statement as necessary.

Risk Factors, page 8

Risks Relating to Our Business and Industry, page 8

9.
We note that public construction projects are generally performed during warm, dry months and that you note the risk presented by weather-related delays in the first risk factor appearing on page 16. If applicable, please include a risk factor that discusses the seasonality of your business.

        The Company notes the Commission's comment and supplementally advises the Commission that, while significant adverse weather conditions could have a material adverse effect on the Company's operating results for a given period, historically, that has not been the Company's experience. The year-to-year impact of adverse weather conditions on the Company's operations has not been material and does not create seasonality with respect to the Company's operations. The Company notes that its work is conducted primarily in states with mild year-round climates, such as California, Arizona and Nevada.

We may have potential liability for shares…, page 17

10.
Please elaborate on the circumstances of the unregistered sales of securities you describe in this risk factor. Explain whether you attempted to meet the requirements of an exemption from registration and what factors may have caused the exemption to be unavailable.

        During the third quarter of fiscal year 2005 and the first month of fiscal year 2006 the Company issued a total of 958,400 shares of its common stock to a total of 63 purchasers. The purchasers comprised a select group of officers, directors, managers and a service provider who, as a group, have had long-standing relationships with and knowledge of the Company and its senior management and board of directors. The offering was pursuant to an established plan of the Company which is described in the Amended Registration Statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Stock-Based Compensation Expense."

        In connection with the offering, the purchasers were provided financial and other information (including audited consolidated financial statements for fiscal years 2004 and 2003 and a summary of any pending litigation) concerning the Company and were allowed an opportunity to ask questions and receive information from the Company prior to making their investment decisions. Each purchaser represented his or her intention to purchase for investment purposes and not with a view towards any resale. Based on the limited nature of the offering, the sophistication and level of knowledge of the purchasers and their relationships with the Company, together with the provision and access to financial and other information regarding the Company and the restrictions on transfer, the Company believes its offering was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Additionally, because the offering was pursuant to a compensatory plan, but for the fact that the Company cannot affirmatively determine if it fully complied with the requirement to deliver a copy of the plan to each participant, the Company believes it would have been entitled to rely on the safe harbor contained in Rule 701 promulgated under the Act (and possibly its corollary under California securities laws).

        Under California securities laws, Section 25102(f) of the California Corporations Code provides an exemption from California's qualification requirement for limited offerings and sales to 35 or fewer purchasers, excluding certain "qualified purchasers," which is defined to include directors and officers of the Company and accredited investors, as defined under Rule 501(a) under the Act, and provided certain other requirements are met.

        The Company made a good faith effort to, and reasonably believed that it did, comply with the technical requirements of Section 25102(f), including the 35 purchaser limitation, the pre-existing relationship test and the prohibition on general solicitation. During the due diligence review in preparation for this offering, however, the Company discovered that it may not have satisfied the requirement of limiting the offering to 35 or fewer purchasers, excluding qualified purchasers. As previously noted, directors and officers of the Company and accredited investors may be excluded in calculating the number of purchasers. Because the Company had not sold to more than 35 purchasers in connection with any prior annual offering under this plan, it had not been necessary in the past to review certain regulations promulgated under Section 25102(f) in order to fully examine who qualifies as an excluded purchaser. Upon review of such regulations in connection with the due diligence investigation, the Company discovered that, although certain purchasers were officers, they may not have satisfied the technical definitional requirements set forth in the regulations in order to be classified as an officer for purposes of qualifying as an excluded purchaser.

        While the Company had met all of the other requirements of Section 25102(f) (other than the filing of a notice with the Department of Corporations, which does not affect the availability of the exemption), because the Company could not affirmatively determine as a matter of fact whether it satisfied the 35 purchaser limit, and hence whether the exemption under Section 25102(f) was available, as a matter of best practices, the Company decided to conduct a rescission offer in accordance with applicable California securities laws. The Company conducted the rescission offer in order to limit its potential liability in the event the Company may have violated California securities laws. Each of the 63 purchasers irrevocably elected to reject the rescission offer.

Market and Industry Data, page 19

11.
We note your representations that some of the information in the registration statement is based on information you "have not independently verified" and that you cannot assure investors of the accuracy or completeness of the information. Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

        The Company notes the Commission's comment and has deleted the sentence under "Market and Industry Data" referenced by the Commission in its comment above.

Use of Proceeds, page 20

12.
Please include pro forma financial statements giving effect to the use of proceeds to repay debt and to fund the distribution to shareholders.

        The Company notes the Commission's comment and believes that it has complied with the Commission's request. The Company has provided the pro forma (referred to by the Company as "as adjusted") balance sheet information under "Capitalization" and in the tables under "Summary Consolidated Financial And Other Data" which gives effect to the offering of 2,000,000 shares of the Company's common stock less costs related to the offering, the use of proceeds to fund the estimated final S Corporation distribution to stockholders and recognition of a net deferred tax liability resulting from the termination of the Company's S Corporation status.

        With respect to the Company's original plans to use a portion of the proceeds to repay debt, the Company advises the Commission that since the date of the filing of the initial Registration Statement, the Company has paid off the outstanding borrowings under its revolving line of credit with a portion of the $2,250,000 of life insurance proceeds discussed in note 13, Subsequent Events, to the Company's consolidated financial statements. Initially, the Company had also intended to repay approximately $400,000 outstanding under its term loan, but this is no longer the intent. Because the revolving line has been repaid and is not expected to be drawn upon prior to this offering, the Company no longer intends to use any proceeds from this offering to repay debt. The Company has revised its use of proceeds disclosures in the Amended Registration Statement accordingly.

        The Company has also provided pro forma statement of operations information to reflect its income tax provision and net income as if the Company had been a C Corporation rather than an S Corporation for all periods presented. This unaudited pro forma statement of operations information has been added to the face of the Company's historical statements of operations and it is included in "Summary Consolidated Financial and Other Data."

Dilution, page 22

13.
Please revise your disclosure in this section to include pro forma net tangible book value reflecting the final S Corporation distribution to be paid to existing shareholders prior to the consummation of the offering. Please provide this information in the risk factor appearing on page 18 as well.

        The Company notes the Commission's comment and has revised its disclosure under "Dilution" to make it clear that the pro forma (referred to by the Company as "adjusted") net tangible book value reflects the payment of the Company's estimated final S Corporation distribution. The Company has also included the dilution information in the risk factor mentioned in the Commission's comment. The Company also notes supplementally that the final S Corporation distribution will not occur prior to the consummation of this offering, but will be paid shortly after the completion of this offering.

Selected Consolidated Financial and Other Data, page 23

14.
Please include cash dividends to shareholders in the selected financial data table. Refer to Item 301 of Regulation S-K.

        The Company notes the Commission's comment and in response thereto has added to "Selected Consolidated Financial and Other Data" a line item for S Corporation distributions per common share.

Management's Discussion and Analysis, page 26

15.
Please discuss the business reasons for the changes between periods in the sales, direct costs of contract revenues and net income (loss) of each of your segments discussed in Note 9 of your financial statements, along with the amounts shown in the unallocated corporate column. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

        The Company notes the Commission's comment and has revised the discussions in its MD&A accordingly in response thereto.

Results of Operations, page 31

16.
Please revise your discussion to disclose the extent to which your increases in contract revenues have been attributable to increases in prices/fees or in the volume of services you provide. Please provide this discussion by operating segment for each comparative time period.

        The Company notes the Commission's comment and has revised the discussions in its MD&A accordingly in response thereto. The Company supplementally advises the Commission that it is not possible to quantify the amount of revenue increases attributable to increases in volume versus prices/fees. The pricing of each contract is negotiated individually and as such the Company does not have points of comparison. Furthermore, the Company has over 4,000 contracts in place and the pricing for services varies among contracts, customers, service lines and by location. Accordingly, it is not possible to quantify the amount of revenues attributable to increases in prices/fees. The Company, however, has a reasonable basis to believe that the increase in revenues is primarily the result of an increase in volume, due to its significant increase in employee headcount.

Results of Operations, Fiscal Year 2005 Compared to Fiscal Year 2004, page 33

17.
You disclosed that operating income before stock-based compensation and the litigation accrual was 7% of contract revenues for fiscal year 2005. This is considered a non-GAAP measure. Please revise this disclosure to remove these non-GAAP measures or provide the disclosures required by Item 10 of Regulation S-K.

        The Company notes the Commission's comment and has revised its disclosure to remove the reference to the non-GAAP measure.

Quantitative and Qualitative Disclosures About Market Risk, page 37

18.
We note your statement regarding "a hypothetical increase in interest rates of 10%, or 80 basis points…" We are familiar with a basis point being equal to 1/100 of 1%. Please advise.

        The Company notes the Commission's comment and has revised the disclosure to more clearly quantify the impact of a hypothetical increase or decrease in interest rates of 10%.

Liquidity and Capital Resources, page 35

19.
Clarify whether you need the cash you currently have available and the proceeds of this offering to finance your operating activities for the next 12 months, as stated on page 14 in your risk factor entitled "We may not be able to obtain capital when desired on favorable terms…"

        The Company notes the Commission's comment and has revised the referenced risk factor to clarify that it does not need the proceeds from this offering to finance its operating activities for the next 12 months.

Business, page 38

20.
The discussion of your operating segments emphasizes the potential size of each segment within the industry. Please also provide more descriptive disclosure of your operations that would give investors a better sense of your size, market share, and prospects in the geographic and service markets within which you compete. Please revise your prospectus to provide market information in the context of your operations in each segment and to make your operations the primary emphasis of your document. See Regulation S-K, Item 101(c)(i), (x).

        The Company operates in a unique, niche market segment, which makes it difficult to meaningfully quantify the Company's size and market share in its geographic and service markets.

        With respect to the Engineering Services segment, the Company has provided industry data for the five states in which it operates. The Company, however, does not believe there is readily available data defining the market for engineering services provided to small and mid-sized public agencies. The Company offers outsourced services primarily to small and mid-sized public agencies whereas many of its peers provide services to both private entities and public agencies. The Company believes most of the data relating to market size includes services provided to private entities as well as public agencies that are larger than those public agencies that the Company typically serves. The Company believes this industry data would be misleading to investors.

        With respect to the Public Finance Services segment, the Company advises that this is a highly specialized industry for which no market size data is available to the Company's knowledge.

        With respect to the Homeland Securities Services segment, the Company advises that this is a newly created segment and part of an emerging industry for which the Company does not believe there is readily available market size data.

21.
If material, please address the effects of compliance with federal, state, and local environmental laws and other forms of regulation, as well as whether any material portion of your business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of any level of government. See Regulation S-K, Item 101(c)(ix), (xii). We note your discussion of these factors as presenting risks to your financial condition and results of operations in Risk Factors on pages 8-10.

        The Company notes the Commission's comment and supplementally advises the Commission that it does not believe the effects of compliance with federal, state and local environmental laws and other forms of regulation are material to its business. The Company is required to comply with various laws, including laws that require that it secure and maintain various business licenses and permits, laws regulating the wages and hours of work of its employees, and laws relating to the payment of withholding taxes. However, the Company does not believe compliance with any of these laws and regulations is significantly different from the operations of other businesses.

        In response to the second half of the Commission's above comment, relating to the renegotiation and termination of contracts, the Company has expanded its discussion under "Contract Structure."

Key Business Strategies, page 44

22.
In the paragraph captioned Expand our business geographically, please explain what you mean by "organic office openings."

        The Company notes the Commission's comment and has deleted the word "organic" and replaced it with "new" to clarify the business strategy in question.

Engineering Services, page 45

23.
Clarify whether the "Selected Projects" you describe beginning on page 46 are representative of typical engineering projects, or whether they are among the more significant of your projects. This comment also applies to similar disclosure in the Public Finance Services and Homeland Security Services sections.

        The Company notes the Commission's comment and has revised the introductory sentence for each "Selected Projects" section in order to clarify that the projects identified in each such section are representative of typical projects for each segment.

Competition, page 52

24.
Please revise your discussion under this heading to discuss competitive conditions in California and the other geographic markets in which you operate. We note your statement that competition varies by geography, and your explanations of how it varies by client sector and business area.

        The Company notes the Commission's comment and has revised the discussion in response thereto.

Executive Officers, Directors and Significant Employees, page 55

25.
We note that you will appoint an additional director prior to completion of the offering. Once that person is nominated or chosen to become a director, please identify him or her in the registration statement, as required by Item 401, and provide the consent required by Rule 438 of Regulation C.

        The Company notes the Commission's comment and advises the Commission that, since the date of the filing of the initial Registration Statement the Company located two director candidates, Keith W. Renken and Chell Smith, both of whom satisfy Nasdaq's independence requirements. Each of these two candidates has been appointed to our board of directors to fill vacancies created by the voluntary resignations of Richard Kopecky and Anthony Gonsalves. The Company has included the required disclosure in the Amended Registration Statement for each new director. Because the two new directors have been elected to the Company's board, no consent for director nominees was filed pursuant to Rule 438. The Company notes that the two new directors signed the Amended Registration Statement.

26.
We note the disclosure that you have provided regarding Mrs. Heil. Please understand that the prospectus must describe the business experience of each director during the last five years. Please revise the disclosure to discuss Mrs. Heil's principal occupations and employment during such time and the other information required by Item 401(e) of Regulation S-K.

        The Company notes the Commission's comment and has revised the disclosure to reflect the Commission's comment. The Company hereby informs the Commission that Mrs. Heil has not had any significant business experience, occupation or employment during the past five years. Mrs. Heil was appointed to our board of directors in May 2006 following the passing of her husband Dan Heil, who was a founder of the Company, and most recently its chairman and chief executive officer from 1995 to his passing.

Certain Relationships and Related Party Transactions, page 66

27.
Please disclose your 2006 payments to Joe A. Gonsalves & Son to date. See Regulation S-K, Item 404(b).

        The Company notes the Commission's comment and has revised its disclosure to include the payments to Joe A Gonsalves & Sons to date for fiscal year 2006.

Principal and Selling Stockholders, page 67

28.
Please revise to clarify that all shares issuable within 60 days are reflected in your table. See Exchange Act Rule 13d-3.

        The Company notes the Commission's comment and has revised its disclosure to clarify that the table includes shares that may be acquired within 60 days of June 30, 2006.

Description of Capital Stock, page 68

29.
We note that the information you provide in this section is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, and because Rule 411(a) permits qualification of information in the prospectus by reference to information outside of the prospectus only in limited circumstances, this qualification is inappropriate. Please remove it.

        The Company notes the Commission's comment and has revised the disclosure to remove the qualification language.

30.
Please revise to state that you have not designated any series of preferred stock or otherwise issued any shares of preferred stock.

        The Company notes the Commission's comment and has revised its disclosure to clarify that it has not yet designated a series of preferred stock nor issued any shares of preferred stock.

Underwriting, page 72

31.
Disclose the criteria that the underwriters will use in determining whether to consent to waiving the 180-day lock-up agreement.

        The Company notes the Commission's comment and has revised its disclosure in response thereto.

32.
Please expand your disclosure regarding short positions to discuss all of the items noted in Section VIII.A.3. of the staff's Current Issues Outline dated November 2000. The Current Issues Outline is available on our website at www.sec.gov.

        The Company notes the Commission's comment and has expanded its disclosure to respond thereto.

Financial Statements

General

33.
As noted on page 66, please include the disclosures required by SFAS 57 in the footnotes to your financial statements as well.

        The Company notes the Commission's comment and has added a new note 10, Other Related Party Transactions, to the Company's consolidated financial statements to include the disclosures required by SFAS 57. The Company advises the Commission that certain of the disclosures contained under Certain Relationships and Related Party Transactions have not been included in note 10 because they relate to agreements that the Company contemplates but has yet to enter into or, in the case of the extension of health benefits, are disclosed in note 7, Commitments—Employee Benefit Plans and in the case of personal guarantees for the Company's debt, are disclosed in note 5, Notes Payable and Line of Credit.

Consolidated Statements of Operations, page F-4

34.
Your direct costs of contract revenues represent approximately 40% of contract revenues, which appears to be much lower than many of your publicly traded peers. As discussed on page 28, part of the difference is explained by the payroll taxes, bonuses and employee benefit costs that you include only in general and administrative expenses. It also appears, based upon that disclosure, no facility costs or depreciation and amortization are allocated to direct costs of contract revenues. Please also disclose any other expenses that are often allocated to direct costs of contract revenues by other companies that you include in general and administrative expenses. Please tell us why none of these expenses are allocated to your direct costs of contract revenues. Please also disclose in MD&A that neither your direct costs of contract revenues line item nor this line item as a percentage of contract revenue are comparable to other companies, since you exclude the above mentioned items from direct costs of contract revenues and include them in general and administrative expenses instead. Please also revise your footnotes and MD&A disclosure to quantify for each period the amounts often included in direct costs of contract revenues by other companies that you put in general and administrative expenses instead.

        The Company notes the Commission's comment and has revised its discussion in note 2 to the Company's consolidated financial statements and the MD&A to expand its description of expenses that are allocated to direct costs of contract revenue. The Company has also explained that its direct costs of contract revenues should not be compared to direct costs or gross margins for other companies, either as a line item expense or as a percentage of contract revenues, because the Company does not allocate certain costs to direct costs of contract revenues that may be so allocated by other companies.

        Regarding the Commission's comment to explain supplementally why certain expenses have not been allocated to direct costs of contract revenues, the Company believes that given the nature of its business its direct costs of contract revenues is best established through application of simple labor hour costs without including certain overhead items such as facility costs, depreciation or amortization, payroll taxes, bonuses and employee benefit costs. The work schedule of the Company's typical revenue generating employee involves working on a multitude of different client projects with the amount of overhead associated with such projects widely varying depending on the needs of the client. For example, an employee may perform services at the Company's facilities for certain clients, in the field for some clients and on the client's site for others. Having a simplified cost structure without administrative burden enables our managers to rapidly price and account for numerous client contracts they regularly bid on and oversee.

        Regarding the quantification of costs, the Company advises the Commission that it has not quantified in the notes to the Company's consolidated financial statements and MD&A for each period the amounts often included in direct costs of contract revenues by other companies that it instead records as general and administrative expense.    The Company would need to review thousands of contracts and payroll and time records for in excess of 1,000 current and former employees and records regarding where the Company's employees worked on any given day may not be available, which would be necessary to accurately estimate an allocation of facilities expenses and depreciation and amortization. As a result, the Company believes that it is impracticable to provide the Commission's requested quantification. Additionally, the Company does not believe it can determine with reasonable accuracy how other companies address the same variable in their allocations between direct costs of contract revenues and general and administrative expense. For these reasons, the Company has not provided the requested disclosure.

        Finally, because the Company does not view gross margin as material to an investor's understanding of its operating performance, the Company does not think that quantifying the expenses that might be used to calculate a gross margin warrants the time and expense necessary to attempt such analysis, especially in light of the potential uncertainty of deriving an allocation that provides an accurate comparison with other companies.

35.
You disclosed depreciation and amortization expense on a separate line item within general and administrative expenses in your statement of operations. Please disclose that depreciation expense is excluded from your direct cost of contract revenues. Please refer to SAB Topic 11:B.

        The Company notes the Commission's comment and has added the requested disclosure as the penultimate sentence in the fourth paragraph under Accounting for Contracts in note 2 to the Company's consolidated financial statements.

36.
Based on the material difference between your net income (loss) and the pro forma net income (loss) assuming that you are taxed at a 40% effective tax rate, please present the pro forma net income loss on the face of your statement of operations and include a footnote discussing how the pro forma amounts were computed as well. Please refer to SAB Topic 1:B.

        The Company notes the Commission's comment and has included pro forma net income loss on the face of its statement of operations and added a new note 11 to the Company's consolidated financial statements discussing how the pro forma amounts were computed.

Note 2—Summary of Significant Accounting Policies, page F-7

Accounting for Contracts, page F-9

37.
Please disclose your accounting policy for change orders. Please refer to paragraphs 61 to 63 of SOP 81-1.

        The Company notes the Commission's comment and has revised its disclosures in note 2 to the Company's consolidated financial statements under Accounting for Contracts to add the requested disclosure regarding the Company's accounting policy for change orders.

38.
You disclosed under intellectual property that you license the MuniMagic® software under licensing agreements that allow varying levels of access to the software and its data. Please disclose your revenue recognition policy with respect to these licensing agreements. Please refer to SAB Topic 13:A.

        The Company notes the Commission's comment and supplementally advises the Commission that only one customer is charged a fee pursuant to its license agreement for MuniMagic. This customer is charged a fee because its access to MuniMagic allows the customer to manipulate its data in addition to merely viewing the data. The annual fee is only $15,000, which is not material to the Company's consolidated financial statements. The Company has also granted access-only licenses to three other customers. Because these three customers may only access the data (which the Company also delivers to these customers in printed form), and do not have the ability to manipulate such data, the Company does not charge these customers a fee under their respective license agreements. Providing electronic access to the data is merely an extension of the Company's service to provide the client with a printout of their data. The Company enters into license agreements with these three customers solely to protect its proprietary rights by maintaining quality controls over its intellectual property.

        Due to the immaterial amount of revenue, the fact that the access-only license agreements are intended to protect the Company's proprietary rights and the fact that electronic access is merely an extension of the Company's services, the Company believes that disclosure of its revenue recognition policy is not material.

39.
You disclosed under contract structure that for unit-based contracts, you bill your clients upon delivery of the contract, or in some cases, in advance of the delivery. Please disclose your accounting policy under unit-based contracts when you bill in advance of the delivery.

        The Company notes the Commission's comment and has expanded its disclosure in note 2 to the Company's consolidated financial statements under Accounting for Contracts to add a discussion of its accounting policy when the Company bills in advance of the delivery of services.

Leases, page F-9

40.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the customer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

        The Company notes the Commission's comment and has expanded its disclosure in note 2 to the Company's consolidated financial statements under Leases in response thereto. The Company supplementally advises the Commission that its assumptions regarding accounting for minimum lease payments are correct.

Equipment and Leasehold Improvements, page F-10

41.
You disclosed that equipment is depreciated and amortized over two to five years. Please disclose separately the estimated useful lives of furniture and fixtures, computer hardware and software, equipment under capital leases and automobiles, trucks and field equipment. Please refer to paragraph 5 of APB 12.

        The Company notes the Commission's comment and has added the additional requested disclosure in note 2 to the Company's consolidated financial statements under Equipment and Leasehold Improvements.

Note 6—Book Value Stock Purchase Plan, page F-14

42.
You recorded $2.0 million in stock based compensation expense in 2005 for shares of common stock purchased by employees under your book stock plan while you were planning to become a public company. The $2.0 million stock compensation expense recognized represents the difference between the estimated fair value of your common stock and the formula-based price of your common stock. Please tell us and quantify for us how you determined the fair value of your common stock, the formula-based price of your common stock and the $2.0 million stock compensation expense recognized. Please also tell us all of the assumptions used to determine the fair value and formula-based price of your common stock. Please also tell us how you determined the fair value of each issuance of stock-based compensation in 2006 through the date of your response, including the assumptions you used.

        The Company notes the Commission's comment and advises the Commission as follows:

        Since it was determined that the stock purchases in 2005 were made in anticipation of an IPO, the Company was required to record an expense equal to the difference between the aggregate price paid for the stock and its aggregate fair value. Prior to this offering, the aggregate price paid for the Company's stock has been determined by a formula set forth in the Company's stock buy/sell agreement. This formula has been used to determine stock value since the Company's inception. To determine the aggregate fair value of the stock to account for its stock based compensation expense in 2005, the Company's board of directors engaged an independent appraisal firm.

Formula-Based Price of Common Stock

        Under the stock buy/sell agreement, the board of directors determines the individuals that may purchase stock and the number of shares these individuals may purchase. The stock price is calculated using a formula in the buy/sell agreement that has been used consistently since the Company's inception for all purchases and re-purchases of stock. The price is determined as of the date that the board of directors awards the stock purchase rights. The formula utilized to determine the price includes no estimates.

        During fiscal year 2005, individuals purchased 953,500 shares of common stock at a price of $3.77 per share, pursuant to awards of stock purchase rights made by our board of directors on February 9, 2005. The formula used to calculate the per-share price is as follows:

  (1)
  Determine per-share price at previous fiscal year end.

Book Value + Adjusted Pretax Net Profit Shares Outstanding	=	Price per Share at Previous Fiscal Year End
11,477,000 + 2,758,000 3,760,640	=	$3.79 per Share at Dec. 31, 2004
  •
  Except as discussed below, "Book Value" is defined as the total equity as presented in our annual audited consolidated financial statements for the most recent fiscal year.

  •
  Except as discussed below, "Adjusted Pretax Net Profit" is defined as the weighted average of the income (loss) before income taxes for the five full fiscal years immediately preceding the purchase or sale of the stock. The weights assigned are five for the most recent fiscal year descending to one for the fifth year. The sum of this total is divided by 15 to determine the Adjusted Pretax Net Profit.

  •
  For the purpose of determining stock value, any accounting adjustments that might be made to the audited financial statements for the purposes of becoming a public company or for reporting as a public company are excluded from consideration. Such accounting adjustments which are not to be considered in determining stock value include, without limitation, any pro forma adjustments, stock compensation charges and adjustments for nominal issuances.

Adjusted Pretax Net Profit	=	Total Weighted Value 15

    The Adjusted Pretax Net Profit for fiscal year 2004 was calculated as follows:

Fiscal Year	Weight Factor	Pretax Net Profit	Weighted Value
2004	5	$3,820,000	19,100,000
2003	4	$2,905,000	11,620,000
2002	3	$1,541,000	4,623,000
2001	2	$2,072,000	4,144,000
2000	1	$1,888,000	1,888,000

	15		41,375,000
Adjusted Pretax Net Profit	=	41,375,000 15	=	2,758,000
  •
  Total shares outstanding as of December 31, 2004 were 3,760,640 (adjusted for 4:1 stock dividend effective January 1, 2005).

  (2)
  Adjustment of per-share price to actual grant date

        To adjust for the grant date of February 9, 2005, the difference between the per-share price at fiscal year end 2004 and fiscal year end 2005 is allocated on a pro rata basis based on the number of days in the year prior to the grant date. This adjustment is calculated as follows:

Per-Share Price at December 31, 2004	$3.79
Per-Share Price at December 31, 2005	$3.62*
Difference	$(0.17)
Divided by 365 Days	$(0.0005)
Multiplied by 40 Days (January 1, 2005 through February 9, 2005)	$(0.02)
Share Price as of February 9, 2005 ($3.79 less $0.02)	$3.77

*
Calculated using the same formula as described for 2004 valuation.

Fair Value of Common Stock

        The board of directors engaged an independent appraisal firm to advise it in determining the fair value of the common stock sold in 2005. The firm performed an appraisal of the common stock as of the same date that the Company used to price the shares, February 9, 2005, on a minority, nonmarketable basis, which resulted in a per-share value of $5.87. As of that date, there were 3,760,640 shares outstanding.

        In arriving at the above determination, the appraiser considered various valuation methods. After analyzing the specific facts and circumstances, the merger and acquisition, guideline public company and discounted future benefits methods were selected.

  •
  The merger and acquisition method in the market approach calculates the indicated value of the business by analyzing the prices actually paid for comparable privately held or publicly traded companies. The results of this analysis indicated a fair value of the business on a minority, fully marketable basis of $28.2 million.

  •
  The guideline public company method of the market approach determines an indicated value of the business by comparing it to transactions in stock of comparable publicly traded companies. This method is thought to reflect the attitudes of the investing public toward companies in the same or similar lines of business. The results of the guideline public company method indicated a fair value of equity of $35.2 million on a minority, fully marketable basis.

  •
  The discounted future benefits method of the income approach applies a discount rate to earnings projected for a period of years. This results in a mathematical value of the business, which is the present value of future benefits that will accrue to its shareholders. In applying this methodology, the indicated fair value of the shareholders' equity on a minority, fully marketable basis was $28.7 million.

        In reconciling the indications of value, it was recognized that earnings and cash flow are the primary sources of future benefits to a business and therefore the most important factors affecting the value of most operating companies. As such, in reconciling the methodologies, a 50% weighting was applied to the combined market-approach methods, and a 50% weighting was applied to the income-approach. Using this weighting, the reconciled indication of fair value was $30.2 million on a minority, fully marketable basis. However, since the Company is privately held, and the stock buy/sell agreement imposes substantial limitations on the marketability of the stock, a discount for lack of marketability must be applied. Additionally, the proposed initial public offering was not assured.

        It was noted that under the stock buy/sell agreement, the Company has the sole right and the obligation to repurchase shares of its stockholders. All purchases and repurchases of the Company's stock are made at the formula price designated in the stock buy/sell agreement. Stockholder liquidity is available only under the terms of the stock buy/sell agreement. Under the buy/sell agreement, the Company has the right to repurchase the stock over a period of ten years or to issue a note payable to the selling stockholder payable over a period of up to ten years. After analyzing available studies and market data on discounts for restricted stock, as well as the limited liquidity offered under our stock buy/sell agreement, the appraiser determined that the overall effect would result in a discount for lack of marketability that was, on the whole, average within the marketplace. A discount for lack of marketability of 27% was selected.

        After applying this discount, the indicated fair value of the business was $22.1 million. With 3,760,640 shares outstanding as of February 9, 2005, the per-share indicated value was $5.87 per share. The board reviewed and discussed the independent firm's proposed valuation and adopted the fair value at a duly noticed and held board meeting.

  Recognition of Stock-based Compensation Expense

        Since it was determined that shares purchased in 2005 were purchased in anticipation of an initial public offering, the Company recorded an expense of $2.0 million for stock-based compensation. This amount is the difference between the estimated fair value of the shares purchased and the price actually paid for those shares, and was calculated as follows:

Estimated Per-Share Fair Value	$5.87
Formula Price Paid for Shares	$(3.77)

Difference per Share	$2.10
Multiplied by shares sold in 2005	953,500
Total Stock-based compensation expense	$2,002,000

Issuance of Shares in 2006

        In January 2006, 4,900 shares were issued to four individuals at the price of $3.77 per share. Using the fair value per share of $5.87 determined by the appraisal, this would result in stock-based compensation expense of approximately $10,000, which was deemed to be immaterial and not recorded. The 4,900 shares were sold at the same price as the shares sold in 2005 since the board of directors concluded that these four individuals were unintentionally overlooked when the list of individuals and number of shares for each individual was approved in February 2005. No shares have been issued subsequent to January 2006.

43.
Please tell us how you determined that this common stock could be included in stockholders' equity and did not represent a liability or mezzanine equity.

        All of the Company's common stock is covered by a stock buy/sell agreement as described in note 6 to the Company's consolidated financial statements. This agreement provides the Company with the right to purchase the Company's stock from stockholders and the stockholders with the right to cause the Company to purchase their Company stock.

        Stockholders who wish to sell the stock may tender an offer of the stock to the Company. Termination of employment does not trigger a requirement to sell the stock back to the Company. However, the Company has the right to repurchase any of the stock at any time from any stockholder.

        All purchases of stock by stockholders and repurchases of stock by the Company are priced based on the same formula and there is no vesting period. When a stockholder tenders his or her stock to the Company, the Company has the option to (a) repurchase 100% of such stock in cash immediately, (b) repurchase at least 10% of such stock in cash immediately and then repurchase at least 10% more in cash in each of the following years, (c) repurchase 100% of such stock immediately by paying cash for at least 10% of the stock and issuing an interest bearing note for the balance or (d) agree with the stockholder to another repurchase arrangement.

        The Company's common stock is not mandatorily redeemable within the scope of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Company's common stock is not within the scope of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock, as the put feature is an embedded derivative and not a stand alone instrument. Therefore, since the underlying instrument, not considering the buyback feature, would be equity classified, equity classification of the Company's common stock would be appropriate. EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, requires temporary equity classification as the redemption feature is not solely within the control of the issuer.

        In response to the Commission's comment, the Company has removed the reference to "total liabilities" and changed "stockholders' equity" to "redeemable common stock" in its consolidated balance sheets and in the financial data included in "Summary Consolidated Financial and Other Data" and "Selected Consolidated Financial and Other Data" so as not to imply that the Company's redeemable common stock is permanent equity. The Company also parenthetically included the total redemption amount of the redeemable common stock on its consolidated balance sheets.

44.
As noted on page 17, please separately address how you determined that it was appropriate to include the common stock issued between September 2005 and January 2006 in permanent equity in periods prior to the expiration of the rescission offer.

        The Company notes the Commission's comment and has revised note 12 (formerly note 10) to the Company's consolidated financial statements, Contingencies, to add a discussion regarding the rescission offer conducted by the Company in July 2006.

        Supplementally, the Company advises the Commission that the Company considers the common stock issued between September 2005 and January 2006 to be temporary equity since it is redeemable. Since this stock is not manditorily redeemable, it is not classified as a liability. As described in the response to the Commission's comment number 43, the Company has made changes so as not to imply that the Company's redeemable common stock is permanent equity.

Note 9—Segment Information, page F-17

45.
You disclosed that you are organized as a holding company with five subsidiary companies. You also disclosed that your legal entities fall within three operating segments; however, due to quantitative thresholds only two entities meet the definition of reportable segments. If actual revenue growth have trended in a materially different manner or if gross margin percentages are materially different we would expect separate presentation of the operating segments in accordance with the guidance in paragraph 17 of SFAS 131. In addition, under the guidance in paragraph 19 of SFAS 131 and EITF 04-10, you can only combine operating segments that do not meet the quantitative thresholds to produce a reportable segment if the operating segments have similar economic characteristics and satisfy the majority of the other five aggregation criteria.

        The Company notes the Commission's comment and has clarified its disclosure in notes 2 and 9 to the Company's consolidated financial statements to make it clear that the Company has three operating segments. None of these segments was combined with others as a result of not meeting the quantitative thresholds to produce a reportable segment.

46.
Please tell us how you met the aggregation criteria in paragraphs 17 and 19 of SFAS 131 and EITF 04-10 to include each operating segment in the reportable segment you did.

        The Company has three operating segments. Two of the segments consist of separate subsidiary companies. The Engineering Services segment includes three subsidiary companies, Willdan, Arroyo Geotechnical and Public Agency Resources (PARs). These subsidiaries meet the aggregation criteria in paragraph 17 because aggregation into a single operating segment is consistent with the objective and basic principles of SFAS 131. These three subsidiary companies have similar economic characteristics, and are similar in each of the following areas:

  •
  The nature of the products and services;

  •
  The nature of the production processes;

  •
  The type or class of customer for the Company's services;

  •
  The methods used to provide the Company's services; and

  •
  The nature of the regulatory environment.

47.
You disclosed in the Overview section under Business that you provide a broad range of services to public agencies, including civil engineering, building and safety services, geotechnical engineering, financial and economic consulting, and disaster preparedness and homeland security. Please provide the enterprise-wide product-line and service disclosures for each group of similar service required by paragraph 37 of SFAS 131.

        The Company notes the Commission's comment and has concluded it is impracticable to gather and aggregate enterprise-wide product line and service disclosures for each group of similar service because the Company does not code its projects by type of product line or service within the Company's accounting records and the Company has thousands of projects. Paragraph 37 of SFAS 131 states, "An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed." The Company has added disclosure, stating that it is impracticable to report enterprise-wide service line contract revenues, to the second paragraph of note 9 to the Company's consolidated financial statements.

48.
Please disclose the types of amounts included in the unallocated corporate column of the net income (loss) line item for each period presented, and disclose why these amounts were not allocated to the other reportable segments. Please also disclose what assets are included in the unallocated corporate column of the assets line item as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.

        The Company notes the Commission's comment and has added the requested disclosures in the footnotes to the table that is presented in note 9 to the Company's consolidated financial statements.

Note 11—Subsequent Events, page F-19

49.
For your June 30, 2006 interim financial statements, please disclose the statement of operations line item in which you included the gain on insurance proceeds. Please also disclose the statement of cash flows line item in which you included the related cash proceeds.

        The Company notes the Commission's comment and has disclosed in note 13 (formerly note 11) to the Company's consolidated financial statements that the gain was recorded in the statement of operations under other income (expense). The Company supplementally informs the Commission that the full amount of the gain on insurance proceeds is reflected in the statement of cash flows in the net income (loss) line item and, because $2 million of the proceeds had not been collected by June 30, 2006, the Company recorded a $2 million other receivable in its consolidated balance sheet which predominately accounts for the change noted in other receivables line item in the statement of cash flows.

50.
You disclosed that a court ruling awarded you $1 million in the third quarter that had been previously paid under your liability insurance policy. You also disclosed that you will be able to recover the $1 million amount for purposes of your insurance coverage and deductible since the claim arose in 2002. Since the original claim appears to have been paid by your insurance company under your liability insurance policy based on your disclosures, please revise to clarify why you intend to record a receivable from your insurance company and recognize a reduction in litigation expense. Please also ensure that this disclosure is consistent with the insurance coverage disclosure under risk factors on page 12.

        The Company notes the Commission's comment and has revised its disclosure in note 13 (formerly note 11) to the Company's consolidated financial statements under Litigation to clarify and explain its accounting for the $1 million recovery under its insurance policy. The Company believes that its disclosure in note 13 is consistent with its insurance coverage disclosure under the referenced risk factor in question.

Part II
Recent Sale of Unregistered Securities, page II-3

51.
To the extent that it is possible for you to do so, please identify the exemption you are relying upon for each unregistered sale of securities. In addition, please revise your discussion of the sales to management level employees in 2003 and 2004 to state your reliance on a particular exemption or to otherwise clarify that such sales were "deemed to be exempt" by you.

        The Company notes the Commission's comment and has revised its disclosure accordingly.

52.
Please expand your disclosure to briefly state the facts relied upon in claiming exemption from Securities Act registration. See Regulation S-K, Item 701(d).

        The Company notes the Commission's comment and has revised its disclosure accordingly.

Exhibits

53.
We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

        The Company filed the remaining exhibits with the Amended Registration Statement.

Exhibit 23.2—Consent

54.
Please make arrangements with KPMG LLP to have them also consent to the inclusion of their name in the various places it appears throughout the filing, rather than just the Experts section.

        The Company notes the Commission's comment and the consent of KPMG has been revised in response to such comment.

        If you have any questions regarding the Amended Registration Statement or the above, please do not hesitate to give me a call at (714) 427-7037.

Very truly yours,
Snell & Wilmer
/s/ James J. Scheinkman
James J. Scheinkman
cc:
Win Westfall
Richard A. Boehmer

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Snell & Wilmer L.L.P. 600 Anton Boulevard Suite 1400 Costa Mesa, California 92626-7689 TELEPHONE: (714) 427-7000 FACSIMILE: (714) 427-7799